May 2, 2011

Mr. Kevin L. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Vaughn,

The following is the response to your comment regarding RTI Biologics, Inc. (“RTI”) (“the Company”) Form 10-K for the year ended December 31, 2010 and related filings.

Comment 1.

Form 10-K for the year ended December 31, 2010

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 51

SEC comment: We note your response to prior comment 1. Please revise your future filings to include a disclosure similar to the one provided in your response to explain in more detail why you are deferring monies received from your Zimmer and Davol arrangements and recognizing revenue based upon anticipated purchases or over the term of the arrangement, as applicable. Refer to the guidance in SAB Topic 13A3(f).

Management response:

Beginning in our Form 10-Q for the quarterly period ended March 31, 2011, we will include the following additional disclosure as underlined below related to the Zimmer and Davol distribution agreements:

On September 3, 2010, the Company and Zimmer Dental Inc. (“Zimmer”), a subsidiary of Zimmer, Inc., entered into a new exclusive distribution agreement (the “Agreement”), with an effective date of September 30, 2010. The Agreement has an initial term of ten years. Under the terms of the Agreement, the Company will supply sterilized allograft and xenograft implants at an agreed upon transfer price, and Zimmer will be the exclusive distributor of the implants for dental and oral applications worldwide (except the Ukraine), subject to certain Company obligations under an existing distribution agreement with a third party with respect to certain implants for the dental market. In consideration for Zimmer’s exclusive distribution rights, Zimmer agreed to the following: 1) payment to the Company of $13,000 within ten days of the effective date (“the Upfront Payment”), 2) annual exclusivity fees (“Annual Exclusivity Fee”) paid annually for the term of the contract to be paid at the beginning of each calendar year, the first of which was paid on January 18, 2011 in the amount of $4,000, and, 3) escalating annual purchase minimums to maintain exclusivity. Upon occurrence of an event that materially and adversely affects Zimmer’s ability to distribute the Implants, Zimmer may be entitled to certain refund rights with respect to the Upfront Payment and the then current Annual Exclusivity Fee, where such refund would be in an amount limited by a formula specified in the Agreement that is based substantially on the number of days from the occurrence of such event to the date that it is cured by the Company to the satisfaction of Zimmer. Both the Upfront Payment and the initial Annual Exclusivity Fee have been deferred and will be recognized as other revenues over the term of the Agreement based on the expected contractual escalating annual purchase minimums relative to the total contractual minimum purchase requirements in the Agreement. Future annual exclusivity fees will be deferred as received and will be recognized as other revenues in the same manner. Additionally, the Company has considered the potential impact of the Agreement’s contractual refund provisions and does not expect these provisions to impact future expected revenue related to the Agreement.

On July 13, 2009, the Company and Davol amended their previous distribution agreement with TMI for human dermis implants. Under the amended agreement, 1) Davol paid the Company $8,000 in non-refundable fees for exclusive distribution rights for the distribution to the breast reconstruction market until July 13, 2019, 2) the exclusive worldwide distribution agreement related to the hernia market was extended to July 13, 2019, and 3) Davol agreed to pay the Company certain additional exclusive distribution rights fees contingent upon the achievement of certain revenue milestones by Davol during the duration of the contract. In the fourth quarter of 2010, Davol paid the first revenue milestone payment of $3,500. The $8,000 and $3,500 exclusivity payments have been deferred and are being recognized as other revenues on a straight-line basis over ten years, the initial term of the contract, and the remaining term of the contract, respectively. The straight-line method approximates the expected pattern of product distribution based on the distribution agreement’s contractual annual minimum purchase requirements.

The Company’s aforementioned revenue recognition methods related to the Zimmer and Davol distribution agreements do not result in the deferral of revenue less than amounts that would be refundable in the event the agreements were to be terminated in future periods. Additionally, the Company evaluates the appropriateness of the aforementioned revenue recognition methods on an ongoing basis.

In connection with management’s responses to the United States Securities and Exchange Commission’s (the “Commission”) comments above, this will confirm our understanding that:

•	RTI Biologics, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	RTI Biologics, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.

If you have any questions regarding the above information please contact Robert P. Jordheim, Executive Vice President and Chief Financial Officer, at 386-418-8888.

Sincerely yours,

/s/ Brian K. Hutchison
Brian K. Hutchison
Chairman and Chief Executive Officer

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